Exhibit 99.1

INVESTOR CONTACT:

Diana Downey

Investor Relations

+1 832-445-3880

Orion Engineered Carbons S.A. Announces Second Quarter 2014

Financial Results

2014 Second Quarter Highlights

•	Revenue of €341.3 million

•	Sales volume increased by 2.0% to 255.9kmt

•	Adjusted EBITDA increased by 8.2% to €56.0 million, driven by improvements in both Specialty Carbon Black and Rubber Carbon Black [1]

•	Loss for the period of €6.4 million includes a one-off IPO and Pre-Refinancing interest cost

•	Introducing FY 2014 Adjusted EBITDA guidance of €200 to €207 million

Luxembourg, Duchy of Luxembourg – September 4, 2014 - Orion Engineered Carbons S.A. (“Orion” or the “Company”) (NYSE: OEC), a worldwide supplier of specialty and high-performance carbon black, today announced results for its second quarter of 2014.

“We were pleased with our second quarter results, as we grew our sales volume and improved our contribution margin, which enabled the Company to deliver solid Adjusted EBITDA growth of over 8%. During the quarter we delivered improved performance from both of our segments, with strong volume growth in our Specialty Carbon Black segment and expanding margins in our Rubber Carbon Black segment,” said Jack Clem, Orion’s Chief Executive Officer.

Clem continued, “We are also very pleased to have successfully completed our initial public offering in the third quarter, which was the culmination of three years of hard work and successful execution. Our IPO was followed by the successful syndication of our term loan under a new credit agreement. This recent refinancing, together with the recapitalization associated with our IPO provides Orion with greater flexibility in our operations, substantially reduces our overall interest expense, and provides for additional liquidity for future growth investments and future payment of dividends. We will continue to execute our strategic plan and look forward to our future as a public company.”

[1]	See below for a reconciliation of Adjusted EBITDA to profit and loss for the period.

In EUR	Fiscal Year 2014				Fiscal Year 2013
	Second Quarter		First Six Months		Second Quarter		First Six Months
Revenue	341.3m		671.8m		350.6m		691.7m
Volume (in kmt)	255.9		505.2		250.9		493.2
Contribution Margin	109.0m		210.1m		103.5m		201.9m
Contribution Margin per metric ton	426		416		412		409
Operating Result (EBIT)	26.8m		55.3m		29.1m		54.1m
Adjusted EBITDA	56.0m		106.0m		51.7m		97.0m
Profit or loss for the period	(6.4m	)	(6.8m	)	(1.0m	)	(7.5m	)
Pro forma profit or loss for the period(1)(4)	5.9m		14.3m		N/A		N/A
EPS(2)	(0.15)		(0.16)		(0.02)		(0.17)
Pro forma EPS(3)	0.09		0.24		N/A		N/A

Notes:

(1)	Pro forma profit or loss for end of Q2 2014 prepared on the same basis as the pro forma financial information included in our prospectus dated July 24, 2014 (the “Prospectus”), filed in connection with our initial public offering (the “IPO”), now reflecting the final outcome of the refinancing transactions described in the Prospectus.

(2)	EPS calculated using profit or loss for the period and based upon actual number of shares of 43,750,000 outstanding as of June 30, 2014.

(3)	Pro forma EPS calculated using the pro forma profit or loss for the year to date, and based upon 59,635,126 million shares outstanding post IPO.

(4)	Pro forma profit for the six months period ended June 30, 2014 includes adjustment items of €12.6 million to EBITDA. These adjustment items include IPO related costs (€5.5 million), consulting fees (€5.8 million) and restructuring expenses (€1.3 million) and reconcile the difference between EBITDA and adjusted EBITDA. Pro forma profit for the six month period ended June 30, 2014 based upon Adjusted EBITDA (i.e. after adjusting for IPO related costs, consulting fees and restructuring expenses) totaled €0.54 per share. This calculation is based on an underlying group tax rate of 35%.

Second Quarter 2014 Overview

Revenue decreased by €9.3 million, or 2.7%, to €341.3 million in the second quarter of 2014 from €350.6 million in the second quarter of 2013. Sales volume increased by 2.0% in the second quarter of 2014 compared to the second quarter of 2013. This increase in sales volume contributed an increase of revenue of 2.0%, or €6.9 million, in the second quarter of 2014 compared to the second quarter of 2013. The volume related increase of revenue was offset by mainly negative impacts to revenue resulting from changes in foreign currency exchange rates.

This sales volume increase comprises 5.0 kmt resulting in a sales volume of 255.9 kmt in the second quarter of 2014 as compared to 250.9 kmt in the second quarter of 2013, reflecting overall increased sales volumes in both the Specialty and Rubber Carbon Black segments in the Americas.

Contribution margin increased by €5.5 million, or 5.3%, to €109.0 million in the second quarter of 2014 from €103.5 million in the second quarter of 2013, overall driven by Specialty Carbon Black sales in Europe.

Adjusted EBITDA increased by 8.2% to €56.0 million in the second quarter of 2014 from €51.7 million in the second quarter of 2013 reflecting the impact of the increased contribution margin.

First Six Months 2014 Overview

Revenue decreased by €19.9 million, or 2.9%, to €671.8 million in the first six months of 2014 from €691.7 million in the first six months of 2013 despite a sales volume increase of 2.4%. The revenue decrease was mainly related to foreign exchange rate changes.

This sales volume increase comprises 12.0 kmt resulting in a sales volume of 505.2 kmt in the first six months of 2014 as compared to 493.2 kmt in the first six months of 2013, driven by increased sales volumes in the Specialty Carbon Black segment in the Americas. Sales volumes in our Rubber Carbon Black segment increased in the Americas and to a lesser extent in South Korea, but were lower in Europe and South Africa.

Contribution margin increased by €8.2 million, or 4.0%, to €210.1 million in the first six months of 2014 from €201.9 million in the first six months of 2013, mainly due to the impact of the higher sales volume in the Specialty Carbon Black segment in the first six months of 2014 compared to the first six months of 2013.

Adjusted EBITDA increased by 9.3% to €106.0 million in the first six months of 2014 from €97.0 million in the first six months of 2013 and as a result of the increase of contribution margin.

Quarterly Segment Results

Specialty Carbon Black

Revenue of the Specialty Carbon Black segment increased by €1.9 million, or 1.9%, to €103.6 million in the second quarter of 2014 from €101.7 million in the second quarter of 2013, as a result of increased sales volume which offset the impact of exchange rates on our sales revenues. Sales volume of the Specialty Carbon Black segment increased by 2.1 kmt, or 4.2%, to 52.5 kmt in the second quarter of 2014 from 50.4 kmt in the second quarter of 2013, reflecting increased demand in the Americas. Gross profit of the Specialty Carbon Black segment increased by €2.2 million, or 6.5%, to €35.9 million in the second quarter of 2014 from €33.7 million in the second quarter of 2013, in line with the higher sales volume despite an increase in depreciation associated with our elevated capital expenditures, consistent with our strategy. Adjusted EBITDA of the Specialty Carbon Black segment increased by €1.0 million, or 3.9%, to €26.8 million in the second quarter of 2014 from €25.8 million in the second quarter of 2013 driven by stronger gross margins primarily in Europe, offset by investments in technical sales and marketing.

Rubber Carbon Black

Revenue of the Rubber Carbon Black segment decreased by €11.2 million, or 4.5%, to €237.7 million in the second quarter of 2014 from €248.9 million in the second quarter of 2013 due to decreased carbon black oil prices mostly associated with the impact of exchange rates on our selling price. Sales volume of the Rubber Carbon Black segment increased by 2.9 kmt, or 1.4%, to 203.4 kmt in the second quarter of 2014 from 200.5 kmt in the second quarter of 2013. Gross profit of the Rubber Carbon Black segment increased by €2.1 million, or 4.8%, to €43.9 million in the second quarter of 2014 from €41.8 million in the second quarter of 2013 despite an increase in depreciation and amortization associated with additional capital expenditures, primarily as a result of fixed cost savings from the closure of our Portuguese plant and improved manufacturing efficiencies associated with both headcount savings and our capital investment program, which also provided cost and yield improvement associated with feedstock use. Adjusted EBITDA of the Rubber Carbon Black segment increased by €3.2 million, or 12.6%, to €29.1 million in the second quarter of 2014 from €25.9 million in the second quarter of 2013, reflecting the development of gross profit without the impact of depreciation and amortization.

Balance Sheet and Cash Flow

As of June 30, 2014, the Company had cash and cash equivalents of €42.8 million.

The Company’s non-current indebtedness as of June 30, 2014 was €740.1 million, comprising liabilities to shareholders of €259.8 million and financial liabilities of €480.3 million. Current liabilities to banks as of June 30, 2014 totaled €46.3 million. Detailed in the unaudited pro forma condensed consolidated financial statements, the Company’s indebtedness was refinanced in connection with the IPO and significantly reduced to €665 million less transaction costs of €21.8 million.

Cash inflows from operating activities in the second quarter of 2014 amounted to €19.7 million and consisted of a consolidated loss for the period of €6.4 million, adjusted for depreciation and amortization of €19.0 million, exclusion of finance cost of €30.9 million impacting the net income, offset by an increase in net working capital of €22.0 million primarily. Net working capital totaled €255.5 million at June 30, 2014.

Cash outflows from investing activities in the second quarter of 2014 amounted to €11.9 million and comprise expenditures for improvement in the United States and in Germany and maintenance projects in our remaining plants. We plan to finance our future capital expenditures with cash generated by our operating activities.

Cash outflows for financing activities comprised our interest payments of €29.3 million as well as a voluntary 10% redemption of original outstanding principal amount of Senior Secured Notes of €61.1 million. Our short term borrowings increased in the second quarter of 2014 by €38.2 million.

2014 Full Year Outlook

“We are pleased with our start through the first half of the year, with strong performance in both our Specialty Carbon Black and Rubber Carbon Black segments against our strategic plan. Thus far in 2014 we have seen positive volume growth across key regions, as we benefited from macroeconomic improvement in the United States and stabilization in the European economy. We expect positive growth in the second half of 2014, although recent Asian tire customer destocking and potential geopolitical risks within EMEA have the potential to impact our growth outlook. Our indexed pricing strategy based on energy pass-throughs will maintain our margins through the remainder of the year. Overall, we remain well positioned to capture increasing global demand for our products with stable margins and are optimistic about the remainder of the year and beyond.

Consistent with this outlook, we expect full year Adjusted EBITDA to be between €200 million and €207 million and full year operating result (EBIT) to be between €99 million and €109 million.

Capital expenditures for the year are expected to be approximately €60 million. We expect cash conversion from EBITDA to continue to be strong.

As discussed during the IPO roadshow, we anticipate paying a dividend in 2015, for the full year 2014 equating to a dividend yield of 2% based upon the current share price in the range of $17.00 – $17.50. Other factors relevant for 2014 include:

•	59.6 million shares outstanding

•	Underlying tax rate of 35% on pre-tax income

•	Proforma annualized cost of new financing of ~€35 million (including amortization of transaction costs)

•	Full Year 2014 Depreciation ~ €80 million

We look forward to continuing to execute against our strategic plan and updating you on our progress on future calls,” said Jack Clem, Chief Executive Officer.

Initial Public Offering

In July 2014, Orion completed the initial public offering of 19.5 million of its common shares at a price to the public of $18.00 per share. There are 59,635,126 common shares outstanding post IPO and at the date of this release. The common shares were sold by Kinove Luxembourg Holdings 1 S.à r.l., the majority shareholder in the Company, and the Company did not receive any proceeds from the sale of common shares in the offering.

Refinancing

In August 2014, the Company completed the syndication process, including the final pricing of the interest rate spreads, for a €665 million term loan under its new credit agreement, which it entered into prior to the closing of its IPO in July. The term loan bears interest at an annual rate of LIBOR/EURIBOR plus 4.00%, subject to downward adjustment based on Orion’s leverage ratio as set forth in the credit agreement. As part of the refinancing implemented prior to the closing of the IPO, Orion drew down the term loan and used the proceeds to repay its existing indebtedness and related expenses. The credit agreement also provides for a €115 million revolving credit facility, bearing interest at an annual rate of LIBOR/EURIBOR (minimum 1.00%) plus 3.00%, subject to downward adjustment. With the completion of the syndication process the terms of the credit agreement are fixed.

The recent refinancing together with the recapitalization associated with the IPO provides Orion with greater flexibility in its operations as a public company and substantially reduces its overall interest expense. As a result, Orion’s estimated pro forma annualized interest expense (at an overall effective annual rate of 5.00%) has been reduced by approximately €50 million for the 12 months following the IPO (based on current LIBOR/EURIBOR rates), as compared with the 12 months prior to the IPO. This very significant reduction in interest cost will provide Orion with further liquidity that may be used for investment in its business as well as other corporate purposes.

Conference Call

As previously announced, Orion will hold a conference call tomorrow, Friday, September 5, 2014 at 8:30 a.m. (ET). The dial-in details for the live conference call are as follow:

U.S. Toll Free:	1-877-407-4018
International:	1-201-689-8471
U.K. Toll Free:	0 800 756 3429

Germany Toll Free:	0 800 182 0040
Luxembourg Toll Free:	800 28 522
Luxembourg Local:	352 2786 0689

A replay of the conference call may be accessed by phone at the following numbers through September 12, 2014:

U.S. Toll Free:	1-877-870-5176
International:	1-858-384-5517
Conference ID:	13589518

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of the Company’s website at: www.orioncarbons.com.

To learn more about Orion, please visit the company’s Web site at www.orioncarbons.com. Orion uses its Web site as a channel of distribution for material Company information. Financial and other material information regarding Orion is routinely posted on the Company’s Web site and is readily accessible.

About Orion Engineered Carbons

Orion is a worldwide supplier of Carbon Black. The Company offers standard and high-performance products for coatings, printing inks, polymers, rubber and other applications. Our high-quality Gas Blacks, Furnace Blacks and Specialty Carbon Blacks tint, colorize and enhance the performance of plastics, paints and coatings, inks and toners, adhesives and sealants, tires, and manufactured rubber goods such as automotive belts and hoses. With 1,360 employees worldwide, Orion runs 14 global production sites and four Applied Technology Centers. For more information visit our website www.orioncarbons.com

Forward Looking Statements

This document contains certain forward-looking statements with respect to our financial condition, results of operations and business, including those in the “2014 Outlook” section above. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among others, statements concerning the potential exposure to market risks, statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions and statements that are not limited to statements of historical or present facts or conditions. Some of these statements can be identified by terms and phrases such as “anticipate,” “believe,” “intend,” “estimate,” “expect,” “continue,” “could,” “should,” “may,” “plan,” “project,” “predict” and similar expressions. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include those factors detailed under the captions “Note Regarding Forward-Looking Statements” and “Risk Factors” in the Prospectus. You should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statement– including the “2014 Outlook” section above – as a result of new information, future events or other information, other than as required by applicable law.

Non-IFRS Financial Measures Reconciliations

In this release we refer to Adjusted EBITDA and Contribution Margin which are financial measures that have not been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) or the accounting standards of any other jurisdiction and may not be comparable to other similarly titled measures of other companies. Adjusted EBITDA is defined as operating result (EBIT) before depreciation and amortization, adjusted for acquisition related expenses, restructuring expenses, consulting fees related to Group strategy, share of profit or loss of associates and certain other items. Adjusted EBITDA is used by our management to evaluate our operating performance and make decisions regarding allocation of capital because it excludes the effects of certain items that have less bearing on our underlying business performance. Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under IFRS. Some of these limitations are: (a) although Adjusted EBITDA excludes the impact of depreciation and amortization, the assets being depreciated and amortized may have to be replaced in the future and thus the cost of replacing assets or acquiring new assets, which will affect our operating results over time, is not reflected; (b) Adjusted EBITDA does not reflect interest or certain other costs that we will continue to incur over time and will adversely affect our profit or loss, which is the ultimate measure of our financial performance and (c) other companies, including companies in our industry, may calculate Adjusted EBITDA or similarly titled measures differently. Because of these and other limitations, you should consider Adjusted EBITDA alongside our other IFRS-based financial performance measures, such as consolidated profit or loss for the period and our other IFRS financial results.

Contribution Margin is calculated by subtracting variable costs (raw materials, packaging, utilities and distribution costs) from our revenue. We believe that Contribution Margin and Contribution Margin per Metric Ton are useful since we see these measures as indicating the portion of revenue that is not consumed by variable costs (raw materials, packaging, utilities and distribution costs) and therefore contributes to the coverage of all other costs and profits.

We define Net Working Capital as the total of inventories and current trade receivables, less trade payables. Net Working Capital is a non-IFRS financial measure, and other companies may use a similarly titled financial measure that is calculated differently from the way we calculate Net Working Capital.

The following tables present a reconciliation of each of Adjusted EBITDA and Contribution Margin to the most directly comparable IFRS measure:

Interim condensed consolidated statement of financial position of Orion Engineered Carbons S.à r.l.

as at June 30, 2014 – unaudited

	Jun 30, 2014	Dec 31, 2013
A S S E T S	In EUR k	In EUR k
Non-current assets
Goodwill	48,512	48,512
Other intangible assets	117,239	125,501
Property, plant and equipment	330,438	333,454
Investment in joint ventures	4,608	4,608
Other financial assets	1,565	1,691
Other assets	3,265	4,119
Deferred tax assets	47,656	43,105

	553,283	560,990

Current assets
Inventories	142,948	123,171
Trade receivables	227,991	197,623
Emission rights	—	1,977
Other financial assets	1,037	637
Other assets	40,544	40,151
Income tax receivables	12,020	11,938
Cash and cash equivalents	42,845	70,478

	467,385	445,975

	1,020,668	1,006,965

	Jun 30, 2014	Dec 31, 2013
E Q U I T Y A N D L I A B I L I T I E S	In EUR k	In EUR k
Equity
Subscribed capital	43,750	43,750
Reserves	(108,427)	(99,048)
Profit or loss for the period	(6,848)	(18,953)

	(71,525)	(74,251)

Non-current liabilities
Pension provisions	37,057	35,943
Other provisions	14,695	15,014
Liabilities to shareholders	259,768	256,161
Financial liabilities	480,347	538,175
Other liabilities	1,938	1,368
Deferred tax liabilities	42,880	43,797

	836,685	890,458

Current liabilities
Other provisions	32,884	44,268
Liabilities to banks	46,276	2,103
Trade payables	115,377	99,511
Other financial liabilities	15,279	15,828
Income tax liabilities	11,789	5,969
Other liabilities	33,903	23,079

	255,508	190,758

Interim condensed consolidated income statements

of Orion Engineered Carbons S.à r.l.

for the three and six months ended June 30, 2014 and 2013 – unaudited

	Apr 1 to Jun 30, 2014	Apr 1 to Jun 30, 2013	Jan 1 to Jun 30, 2014	Jan 1 to Jun 30, 2013
	In EUR k	In EUR k	In EUR k	In EUR k
Revenue	341,283	350,589	671,756	691,710
Cost of sales	(261,545)	(275,080)	(521,114)	(546,586)

Gross profit	79,738	75,509	150,642	145,124

Selling expenses	(26,014)	(23,964)	(50,395)	(47,690)
Research and development costs	(3,232)	(1,954)	(6,058)	(5,363)
General and administrative expenses	(13,484)	(12,033)	(25,792)	(25,503)
Other operating income	1,789	4,748	2,482	9,851
Other operating expenses	(11,980)	(13,222)	(15,595)	(22,324)

Operating result (EBIT)	26,817	29,084	55,284	54,095

Finance income	2,558	7,071	2,999	8,655
Finance costs	(30,893)	(29,111)	(55,126)	(64,686)
Share of profit or loss of joint ventures	82	14	165	98

Financial result	(28,253)	(22,026)	(51,962)	(55,933)

Profit or loss before income taxes	(1,436)	7,058	3,323	(1,838)

Income taxes	(5,010)	(8,038)	(10,171)	(5,632)

Profit or loss for the period	(6,446)	(980)	(6,848)	(7,470)

Net Earnings per Share (EUR per share)*	(0.15)	(0.02)	(0.16)	(0.17)

*	Based on 43,750,000 actual shares as of June 30, 2014.

Interim condensed consolidated statements of cash flows

of Orion Engineered Carbons S.à r.l.

for the six months ended June 30, 2014 and 2013 – unaudited

	Jan 1 to Jun 30, 2014	Jan 1 to Jun 30, 2013
	In EUR k	In EUR k
Profit or loss for the period	(6,848)	(7,470)

Income taxes	(10,171)	(5,632)

Profit or loss before income taxes	3,323	(1,838)

Depreciation and amortization of intangible assets and property, plant and equipment	37,884	28,639
Other non-cash expenses/income	2,712	3,830
Increase/decrease in trade receivables	(26,005)	(22,500)
Increase/decrease in inventories	(18,341)	12,801
Increase/decrease in trade payables	14,645	25,491
Increase/decrease in provisions	(11,498)	(4,488)
Increase/decrease in other assets and liabilities that cannot be allocated to investing or financing activities	9,412	(8,697)
Finance income	(2,999)	(8,656)
Finance costs	55,126	64,686
Cash paid for income taxes	(10,375)	(16,203)

Cash flows from operating activities	53,884	73,065

Cash paid for the acquisition of intangible assets and property, plant and equipment	(19,568)	(38,472)

Cash flows from investing activities	(19,568)	(38,472)

Cash received from borrowings, net of transaction costs	43,965	8,469
Repayments of borrowings	(61,064)	—
Interest paid	(45,416)	(71,664)
Interest received	196	—

Cash flows from financing activities	(62,319)	(63,195)

Change in cash	(28,003)	(28,602)

Change in cash resulting from exchange rate differences	370	(1,838)
Cash and cash equivalents at the beginning of the period	70,478	74,862

Cash and cash equivalents at the end of the period	42,845	44,422

Composition of cash and cash equivalents

Bank balances and petty cash	42,845	44,422

Reconciliation of Adjusted EBITDA to Profit (Loss) for the Period

of Orion Engineered Carbons S.à r.l.

for the three and six months ended June 30, 2014 and 2013 – unaudited

	In EUR k
	For the three months ended Jun 30,		For the six months ended Jun 30,
Reconciliation of profit or loss	2014	2013	2014	2013
Adjusted EBITDA	55,954	51,693	105,969	96,963
Share of profit of joint venture	(82)	(14)	(165)	(98)
Restructuring expenses (1)	(718)	(4,346)	(1,321)	(5,475)
Consulting fees related to Group strategy (2)	(3,927)	(3,419)	(5,853)	(5,686)
Expenses related to capitalized emission rights		(905)		(2,559)
Other non-operating (3)	(5,461)	(242)	(5,461)	(411)
EBITDA	45,766	42,767	93,169	82,734
Depreciation, amortization and impairment of intangible assets and property, plant and equipment	(18,949)	(13,683)	(37,884)	(28,639)
Earnings before taxes and finance income/costs (operating result (EBIT))	26,817	29,084	55,285	54,095
Other finance income	2,558	7,071	2,999	8,655
Share of profit of joint ventures	82	14	165	98
Finance costs	(30,893)	(29,111)	(55,126)	(64,686)
Income taxes	(5,010)	(8,038)	(10,171)	(5,632)
Profit or loss for the period	(6,446)	(980)	(6,848)	(7,470)

(1)	Restructuring expenses include personnel-related costs and IT-related costs in particular in connection with the roll out of our global SAP platform.
(2)	Consulting fees related to the Group strategy include external consulting fees from establishing and implementing our operating, tax and organizational strategies.
(3)	Other non-operating includes an accrual of EUR 5.0 million for IPO-related costs.